Exhibit 21.1

LIST OF SUBSIDIARIES OF FRANK'S INTERNATIONAL N.V.

Entity	Jurisdiction

Frank's International C.V.	Netherlands
Frank's International, LLC	Texas
Frank's International West Africa (B. V.I.) Limited	British Virgin Islands
Oilfield Equipment Rentals B. V.	Netherlands